Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the inclusion in this Registration Statement of Superconductor Technologies Inc. (the “Company”) on Form S-4 (Amendment No. 1) File No. 333-256138 of our report dated March 31, 2021, which includes an explanatory paragraph as to the Company’s ability to continue as a going concern with respect to our audits of the consolidated financial statements and related consolidated financial statement schedules of Superconductor Technologies Inc. as of December 31, 2020 and 2019, and for each of the three years in the period ended December 31, 2020, which report appears in the Prospectus, which is part of this Registration Statement. We also consent to the reference to our Firm under the heading “Experts” in such Prospectus.

/s/ Marcum LLP

Marcum llp

Los Angeles, CA

June 14, 2021